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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

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                                SCHEDULE 14D-9

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                     SOLICITATION/RECOMMENDATION STATEMENT
                      PURSUANT TO SECTION 14(d)(4) OF THE
                        SECURITIES EXCHANGE ACT OF 1934
                               (Amendment No. 1)

                          ---------------------------

                         INTERACT COMMERCE CORPORATION
                           (Name of Subject Company)

                         INTERACT COMMERCE CORPORATION
                       (Name of Person Filing Statement)

                    COMMON STOCK, PAR VALUE $.001 PER SHARE
                        (Title of Class of Securities)

                                   45839Y107
                     (CUSIP Number of Class of Securities)

                              PATRICK M. SULLIVAN
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                         INTERACT COMMERCE CORPORATION
                    8800 N. GAINEY CENTER DRIVE, SUITE 200
                           SCOTTSDALE, ARIZONA 85258
                                (480) 368-3700
                 (Name, Address and Telephone Number of Person
                Authorized to Receive Notice and Communications
                   on Behalf of the Person Filing Statement)
                          ---------------------------

                                With Copies To:


          John Harbottle                          Thomas H. Curzon, Esq.
  Chief Financial Officer & Secretary               Osborn Maledon, P.A.
   Interact Commerce Corporation                   2929 N. Central Avenue
  8800 N. Gainey Center Drive, Ste. 200                Suite 2100
    Scottsdale, Arizona 85258                     Phoenix, Arizona 85012
          (480) 368-3700                               (602) 640-9308

[_] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

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     This Amendment No. 1 supplements and amends the Solicitation/Recommendation
Statement (the "Original Statement") on Schedule 14D-9 filed with the Securities and Exchange Commission on April 4, 2001 by Interact Commerce Corporation (the "Company") in connection with an Offer to Purchase dated April 4, 2001 by Isaiah Acquisition Corp., a wholly owned subsidiary of The Sage Group plc. Hereafter, all references to the Original Statement shall refer to the Original Statement, as amended. Capitalized terms not defined herein shall have the same meaning as in the Original Statement.

     This Amendment No. 1 amends the Original Statement by including the form of Notices to be sent to (a) Business Partners regarding Acceleration of Expiration of Options Issued Under the Company's 1998 Business Partner Stock Option Plan,
(b) Opis Optionees regarding Acceleration of Expiration of Options Assumed by the Company In Connection With Its December 1997 Acquisition of Opis Corporation, (c) Incentive Option Holders regarding Acceleration of Vesting and Expiration of Options Issued Under the Company's 1996 Equity Incentive Plan, (d) Incentive Option Holders Terminated On or After April 2, 2001 regarding Acceleration of Vesting and Expiration of Options Issued Under the Company's 1996 Equity Incentive Plan, (e) ESPP Participants of Shortened Purchase and Offering Periods Under the Company's 1999 Employee Stock Purchase Plan, and (f) Non-Employee Directors regarding Acceleration of Vesting and Expiration of Options Issued Under the Company's 1999 Non-Employee Director Stock Option Plan, copies of which are attached hereto as Exhibits 16, 17, 18, 19, 20, and 21, respectively.

Item 9.     Material to be Filed as Exhibits.

       (16) Notice to Business Partners of Acceleration of Expiration of Options Issued Under the Company's 1998 Business Partner Stock Option Plan.

       (17) Notice to Opis Optionees of Acceleration of Expiration of Options Assumed by the Company In Connection With Its December 1997 Acquisition of Opis Corporation.

       (18) Notice to Incentive Option Holders of Acceleration of Vesting and Expiration of Options Issued Under the Company's 1996 Equity Incentive Plan.

       (19) Notice to Incentive Option Holders Terminated On or After April 2, 2001 of Acceleration of Vesting and Expiration of Options Issued Under the Company's 1996 Equity Incentive Plan.

       (20) Notice to ESPP Participants of Shortened Purchase and Offering Periods Under the Company's 1999 Employee Stock Purchase Plan.

       (21) Notice to Non-Employee Directors of Acceleration of Vesting and Expiration of Options Issued Under the Company's 1999 Non-Employee Director Stock Option Plan.

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                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 10, 2001          INTERACT COMMERCE CORPORATION


                              By: /s/ John Harbottle
                                  ----------------------------------
                                  John Harbottle
                                  Executive Vice President, Finance and Chief
                                  Financial Officer

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                                 EXHIBIT INDEX
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(16) Notice to Business Partners of Acceleration of Expiration of Options Issued
     Under the Company's 1998 Business Partner Stock Option Plan.

(17) Notice to Opis Optionees of Acceleration of Expiration of Options Assumed by the Company In Connection With Its December 1997 Acquisition of Opis Corporation.

(18) Notice to Incentive Option Holders of Acceleration of Vesting and Expiration of Options Issued Under the Company's 1996 Equity Incentive Plan.

(19) Notice to Incentive Option Holders Terminated On or After April 2, 2001 of Acceleration of Vesting and Expiration of Options Issued Under the Company's 1996 Equity Incentive Plan.

(20) Notice to ESPP Participants of Shortened Purchase and Offering Periods Under the Company's 1999 Employee Stock Purchase Plan.

(21) Notice to Non-Employee Directors of Acceleration of Vesting and Expiration of Options Issued Under the Company's 1999 Non-Employee Director Stock Option Plan.

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